SMOOTH GLOBAL (CHINA) HOLDINGS, INC.

ROOM 617, #17 ANYUAN ROAD CHAOYANG DISTRICT

BEIJING CITY, P.R. CHINA 100029

July 24, 2008

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Smooth Global (China) Holdings, Inc.

     Form 10-KSB for the Year ended December 31, 2007

     Filed April 15, 2005

     File No. 0-25707

Dear Mr. Spirgel

Thank you for your letter dated June 27, 2008 concerning the Company’s filing with the SEC. Below please find responses to the comments made in your June 27, 2008 letter. For your convenience, we have also included in this letter, in italicized text, the full text of each of the comments contained in your June 27, 2008 letter.

Financial statements

Note 3 - Significant accounting policies

(d)International call forwarding service, page F-13

1

To help us understand your revenue recognition policy regarding the call forwarding service tell us in more detail how this business operates.  For example it is unclear to us, among others, whether you carry any inventory of SIM cards, the total minutes included in the card, the card expiration date, who has all the risks and rewards of ownership related to the SIM cards before and after the sale to the distributor or who has the responsibility to provide the call forwarding service.

Response:

We carry an inventory of SIM cards that we buy from carriers in the destination countries, mainly Thailand and Hong Kong. These cards usually include 360 minutes of call in/out time.  Per our request, the distributor programs the cards to expire on a certain date, which is calculated to provide sufficient time for us to resell the cards and satisfy the terms of our call forwarding service plan.  Then, just before resale, we program the cards to add 40 minutes of call forwarding service to the cards, which will expire approximately 90 days after the sale.

Before the sale to distributors, we have all the risks and rewards of ownership related to the SIM cards.  After the sale to distributors, the distributors have all the risks and rewards of ownership related to the SIM cards.  Although we are responsible to provide the call forwarding service, we have established the connection that is necessary to provide the call forwarding service and the relevant costs have been included in the costs of sale.

2

We note that you sell SIM cards either directly to end users or through distributors.  In connection with the sales to distributors, tell us why you believe it is appropriate to recognize revenues before the distributor sells the SIM card to the end user. Please include in your response the main terms of the distribution agreement.

Response:

Pursuant to the main terms of the distribution agreement outlined below, the sales to distributors are final and no returns or exchanges are acceptable.  We believe, therefore, that the sales should be recognized as revenue.

Main terms of distribution:

“Article 5:  Sales requirements:

1.

No limitation of supply of Business Travel Card from Party A (“GRT”) in quantity.  However, Party B (“Distributor”) agrees to order a minimum of 2,000 Business Travel Cards from Party A on every quarter ….

2.

All the telephone cards which Party A sells to Party B are final sales.  Party A does not accept returns or exchanges and Party B agrees such terms.”

3

Also tell us what represents “Advance to purchase SIM cards” within prepaid expenses.

Response:

We buy SIM cards from carriers in the destination countries, mainly Thailand and Hong Kong.  In anticipation of sales, we signed a purchase agreement with the SIM card distributor in order to secure a ready supply.  The agreement required that we advance a portion of the purchase price to the distributor.  Then, we notify the distributor to delivery SIM cards to us whenever we need the cards. “Advance to purchase SIM cards” represents the portion of the purchase price that we paid to the distributor for the cards that we had not yet received as of the date of the financial statements.

Should you have any further questions or comments, please contact Shuying Zheng, our Chief Executive Officer and Chief Financial Officer, at our offices, or our counsel, Robert Brantl (Tel: 914-693-3026, Fax: 914-693-1807).

Thank you for your assistance.

Very truly yours,

SMOOTH GLOBAL (CHINA) HOLDINGS, INC.

/s/ Shuying Zheng

Shuying Zheng

Chief Executive Officer, Chief Financial Officer